

PROOF SERVICES, LLC

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED
DECEMBER 31, 2025

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Proof Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

176 Broadway #15D,
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dan Aisen	240-418-2486	dan@prooftarding.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Dan Aisen_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Proof Services, LLC_____ , as of ___12/31_____ , 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO and CCO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PROOF SERVICES, LLC

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1-2

FINANCIAL STATEMENTS

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Members' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7-10

SUPPLEMENTAL INFORMATION –
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 11

SCHEDULE II: Computation for Determination of
Reserve Requirements Under Rule 15c3-3 12

SCHEDULE III: Information Relating to Possession or Control Requirements
Under Rule 15c3-3 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM-
ON THE COMPANY'S EXEMPTION REPORT 14

Exemption Report Pursuant to Rule 17a-5 –
of the Securities and Exchange Commission 15

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Proof Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Proof Services, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

February 27, 2026
Atlanta, Georgia


Rubio CPA, PC

PROOF SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

<u>ASSETS</u>

Cash	$	830,197
Deposits with clearing brokers		700,000
Due from clearing brokers		246,957
Accounts receivable, net of allowance for credit losses of $ 21,336		355,845
Prepaid expenses and other assets		14,010
TOTAL ASSETS	$	2,147,009

<u>LIABILITIES AND MEMBERS' EQUITY</u>

LIABILITIES

Accounts payable and accrued expenses	$	225,086
Commissions payable		108,094
Due to clearing broker		5,583
Due to member		99,038
TOTAL LIABILITIES		437,801
MEMBERS' EQUITY		1,709,208
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,147,009

See accompanying notes to the financial statements.

PROOF SERVICES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES		
Commissions and fees	$	5,475,040
Interest		218
TOTAL REVENUES		5,475,258
EXPENSES		
Commissions, compensations and benefits		2,380,232
Technology, data and communication costs		1,131,961
Brokerage, exchange and clearance fees		955,879
Other		162,663
Occupancy		35,254
TOTAL EXPENSES		4,665,989
NET INCOME	$	809,269

PROOF SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

BALANCE - BEGINNING OF YEAR	$ 1,499,939
Distributions	(600,000)
Net income	809,269
BALANCE - END OF YEAR	$ 1,709,208

See accompanying notes to the financial statements.

PROOF SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

OPERATING ACTIVITIES		
Net income	$	809,269
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Deposits with clearing brokers		(100,000)
Due from clearing brokers		9,792
Accounts receivable		(33,350)
Prepaid expenses and other assets		45,345
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		80,199
Commissions payable		108,094
Due to clearing broker		(1,780)
Due to member		96,315
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,013,884
FINANCING ACTIVITIES		
Distributions		(600,000)
CASH USED BY FINANCING ACTIVITIES		(600,000)
NET INCREASE IN CASH		413,884
CASH - BEGINNING OF YEAR		416,313
CASH - END OF YEAR	$	830,197

See accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Proof Services, LLC (the "Company") began operations on October 16, 2019, and is registered as an introducing broker with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA). The Company has contractual agreements with two clearing brokers. The clearing brokers carry the accounts of the Company's customers on their books. The Company earns commissions from transactions conducted by other broker dealers/institutions whose users employ the technologies/software offered by one of the Company's members, Proof Trading, Inc. As a limited liability company, the members' liability is limited to their investment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The carrying amount of accounts receivable is reduced by an allowance for credit losses, as necessary, to reflect management's best estimate of the amounts that will not be collected. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions in determining the allowance for credit losses. Based on the Company's review, an allowance for credit losses has been established in the amount of $21,336 at December 31, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Agreements

The Company has agreements with clearing brokers to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain deposits in cash or securities. Amounts receivable from the Company's clearing brokers at December 31, 2025 consist of commissions receivable and funds held in various accounts. The receivable is considered fully collectable at December 31, 2025 and no allowance is required.

The payable to the clearing broker arises from clearing costs in excess of commissions and fees earned with respect to one of the Company's clearing agreements.

Revenue Recognition

Revenue from contracts with customers includes commissions and fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides equity trade execution services and earns commissions and fees from its contracts with U.S. institutional asset managers such as mutual funds, hedge funds, pension funds, and other broker-dealers. Commissions and fees are transaction based and are recognized at the point in time that the transaction is executed. Commissions and fees revenues and related clearing expenses are recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company as members are taxed individually on their shares of the Company's earnings.

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Accounting for Incentive Units

The Company accounts for profit interest awards in accordance with ASC 718, *Stock Compensation ("ASC 718")*, and classifies them as equity instruments based on the terms and conditions present within the agreement.

Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2025, and the date the financial statements were issued.

NOTE 3 – PROFIT INTERESTS

The Company entered into a profit interest agreement on December 8, 2022 that granted 5,100 units of the Company to the President of the Company. The units constitute profit interests that will participate in future distributions by the Company to the extent that such distributions represent distributions of profit from operations of the Company realized after the grant of such units as determined by the Board of Directors and only after all outstanding capital contributions have been paid back to Proof Trading, Inc. The fair value of the units at the grant date was determined to be zero based upon the Company's analysis and the units have not been modified during the year ended December 31, 2025.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (ESA) in place with Proof Trading, Inc. Under the terms of the ESA, the Company pays Proof Trading, Inc. monthly fees for personnel services, and the use of office facilities, certain technology, and communications. Allocated expenses to the Company under the ESA amounted to approximately $951,288 for the year ended December 31, 2025. There was no balance due to Proof Trading, Inc. as of December 31, 2025, arising from this agreement.

The Company earns commissions and fees from transactions conducted by other broker dealers/institutions whose users employ the technologies/software offered by Proof Trading, Inc.

NOTE 4 – RELATED PARTY TRANSACTIONS (CONTINUED)

Commencing on October 1, 2025, the Company entered into a platform services agreement with Proof Trading Inc. whereby the Company was granted a license to use software offered by Proof Trading, Inc. in servicing the Company's customers. The Company is required to compensate Proof Trading Inc. at a specified rate per share traded for use of the software offered by Proof Trading, Inc. The Company expensed approximately $362,966 during the year ended December 31, 2025, pursuant to this agreement which is included within technology, data, and communication costs within the accompanying statement of operations. The balance due to member on the accompanying statement of financial condition arises from this agreement.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 5 – CONCENTRATIONS

During 2025, the Company had one customer that accounted for approximately 17% of commissions and fees revenue. Approximately 96% of accounts receivable at December 31, 2025 is due from one customer.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,339,353 which was $1,239,353 in excess of its required minimum of $100,000. The Company's percentage of aggregate indebtedness to net capital was 32.69%.

NOTE 7 – CONTINGENCIES

The Company is subject to ligation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

NOTE 8 – SEGMENT REPORTING

The Company has one reportable segment: commissions and fees from trade execution services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of accounting policies.

PROOF SERVICES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

Total member's equity	$ 1,709,208
Nonallowable assets	(369,855)
Net capital before haircuts	1,339,353
Less haircuts	-
Net capital	$ 1,339,353
Total aggregate indebtedness	$ 437,801
Computation of basic net capital requirement	
Net capital requirement (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
Excess net capital	$ 1,239,353
Percentage of aggregate indebtedness to net capital	32.69 %

Reconciliation with Company's computation of net capital included in Part II of Form X-17A-5 as of December 31, 2025

There is no significant difference between net capital reported in Part II of Form X-17A-5 as of December 31, 2025, as amended, and net capital as reported above.

PROOF SERVICES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIRMENTS UNDER RULE 15c3-3

DECEMBER 31, 2025

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

PROOF SERVICES, LLC

SCHEDULE III
INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2025

The Company is exempt from the provisions of Rule15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

PROOF SERVICES, LLC

EXEMPTION REPORT PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

Proof Services, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Proof Services, LLC

I, Dan Aisen, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: *Dan Aisen*

Title: Chief Compliance Officer

See Report of Independent Registered Public Accounting Firm.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Proof Services, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Proof Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Proof Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Proof Services, LLC stated that Proof Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Proof Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Proof Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC